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SEC FILE NUMBER
8- 33119

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boston Investment Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Robert Kargman 151 Tremont Street
(No. and Street)

Boston (City) MA (State) 02111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Kargman, President (617) 451-5757
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Ercolini & Company LLP
(Name — *if individual, state last, first, middle name*)

55 Summer Street (Address) Boston (City) MA (State) 02110-1007 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
MAR 1 1 2002
WASH. D.C. 354 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert Kargman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Investment Securities Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

My Commission Expires: 4-29-2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSTON INVESTMENT SECURITIES CORPORATION

FOCUS REPORT

YEAR ENDED DECEMBER 31, 2001


SEC MAIL PROCESSING
RECEIVED
MAR 1 1 2002
354
WASH, D.C.
SECTION

BOSTON INVESTMENT SECURITIES CORPORATION

FOCUS REPORT

YEAR ENDED DECEMBER 31, 2001

CONTENTS



ROBERT ERCOLINI & COMPANY LLP

Certified Public Accountants • Business Consultants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Boston Investment Securities Corporation
Boston, Massachusetts

We have audited the accompanying balance sheet of Boston Investment Securities Corporation (an S Corporation) as of December 31, 2001, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Investment Securities Corporation as of December 31, 2001, and the results of its operations, changes in stockholder's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America .

Robert Ercolini & Company LLP

January 25, 2002

BOSTON INVESTMENT SECURITIES CORPORATION

BALANCE SHEET

DECEMBER 31, 2001

ASSETS

Current assets:	
Cash and cash equivalents	$ 6,049
Prepaid insurance	649
Total current assets	6,698
Total assets	$ 6,698

LIABILITIES AND STOCKHOLDER'S EQUITY

Stockholder's equity	
Common stock, no par, 10,000 shares authorized, 100 shares issued and outstanding	100
Retained earnings	6,598
Total stockholder's equity	6,698
Total liabilities and stockholder's equity	$ 6,698

See notes to financial statements.

BOSTON INVESTMENT SECURITIES CORPORATION.

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001

Income:	
Fee income	$ 69,250
Total revenues	69,250
Expenses:	
Professional fees	1,199
Office and administrative	1,225
State excise taxes	991
Insurance	315
Total expenses	3,730
Net income	$ 65,520

See notes to financial statements.

BOSTON INVESTMENT SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-in	Retained Earnings (Accumulated
	Shares	Amount	Capital	Deficit)
Balance December 31, 2000	100	$ 100	$ 12,000	$ 15,078
Capital distributions			(12,000)	(74,000)
Net income			-	65,520
Balance, December 31, 2001	100	$ 100	$ -	$ 6,598

See notes to financial statements.

BOSTON INVESTMENT SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Cash received from fee income	$ 69,250
Cash paid for services and other expenses	(2,779)
State taxes paid	(991)
Net cash provided by (used in) operating activities	65,480
Cash flows from financing activities:	
Distributions to shareholders	(86,000)
Net cash provided by (used in) financing activities	(86,000)
Decrease in cash	(20,520)
Cash and cash equivalents, beginning of year	26,569
Cash and cash equivalents, end of year	$ 6,049

Reconciliation of net income (loss) to net cash provided by (used in) operating activities

Net income	$ 65,520
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Changes in assets and liabilities:	
Prepaid insurance	(40)
Net cash provided by (used in) operating activities	65,480

See notes to financial statements.

1. Organization and nature of operations:

The Company, which was organized as a Massachusetts corporation on November 7, 1984, pursuant to Chapter 156B of the Massachusetts general laws, was formed to engage in and carry on the business of a broker-dealer in securities, including but not limited to the buying and selling, dealing and trading in, acquiring and disposing of, in every lawful manner whatsoever, as principal or as agent, any and all negotiable and non-negotiable instruments or securities; and, in general to carry on any and all businesses and activities permitted to corporations organized under the provisions of Chapter 156B wherever the same may lawfully be done. Boston Investment Securities Corporation will limit its broker/dealer operations to those described in Paragraphs (a)(2)(ii), (a)(2)(iii) and (a)(2)(iv) of SEC Rule 15c3-1.

2. Summary of significant accounting policies:

Method of accounting

The Company maintains its accounts and presents its financial statements on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents

The Company considers all investment instruments purchased with an original maturity of three months or less to be cash equivalents.

Income taxes

The Company has elected to be taxed as a corporation under the provisions of Chapter S of the Internal Revenue Code. This election also applies for state income tax purposes. Accordingly, no federal or state corporate income taxes will be payable by the corporation. Instead, the stockholder will be responsible for reporting his share of the corporation's taxable income or loss on his individual income tax returns.

3. Stockholder's equity:

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission which requires the maintenance of minimum net capital and requires that the aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2001, the Company's net capital was $6,049 and the required capital was $5,000.



ROBERT ERCOLINI & COMPANY LLP

Certified Public Accountants • Business Consultants

INDEPENDENT AUDITOR'S REPORT ON

ADDITIONAL INFORMATION REQUIRED BY RULE

17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Boston Investment Securities Corporation
Boston, Massachusetts

We have audited the accompanying financial statements of Boston Investment Securities Corporation as of and for the year ended December 31, 2001, and have issued our report thereon dated January 25, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5(d)(3) and (4) of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Ercolini & Company LLP

January 25, 2002

FIFTY-FIVE SUMMER STREET • BOSTON, MA 02110-1007 • TELEPHONE 617.482-5511 • FAX 617.426-5252

BOSTON INVESTMENT SECURITIES CORPORATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholder's equity from balance sheet	$ 6,698
Deductions and/or charges:	
Total nonallowable assets from balance sheet	(649)
Net capital	$ 6,049

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Excess net capital	$ 1,049
Excess net capital at 1,000%	$ 6,049

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from balance sheet	$ 0
Ratio of aggregate indebtedness to net capital	N/A

There are no material differences between the above computation and the Company's corresponding unaudited filing.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

DECEMBER 31, 2001

(Continued)

STATEMENT RE EXEMPTION FROM RESERVE REQUIREMENTS

The Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" because it is exempt from Rule 15c3-3.

The Company does not have possession of securities in the normal course of business and will promptly deliver all securities which might come into its possession. The Company does not hold securities or funds for any customer or owe funds or securities to any customer.

STATEMENT RE SIPC ASSESSMENT

The Company is a member of the Securities Investor Protection Corporation and paid its 2001 annual assessment of $150 in January 2001.



ROBERT ERCOLINI & COMPANY LLP

Certified Public Accountants • Business Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 WHEN CLAIMING AN
EXEMPTION FROM SEC RULE 15C3-3

The Board of Directors
Boston Investment Securities Corporation
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Boston Investment Securities Corporation for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Boston Investment Securities Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

FIFTY-FIVE SUMMER STREET • BOSTON, MA 02110-1007 • TELEPHONE 617.482-5511 • FAX 617.426-5252

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management and others within the Company, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not to be and should not intended to be used by anyone other than these specified parties.

Robert Ercolini & Company LLP

January 25, 2002